SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

189th Extraordinary General Meeting

February 9, 2015

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors	3

2. Guidance for Participation in the General Meeting	4
Attending Shareholder	4
Shareholder Represented by Proxy	4
Holders of ADRs	4

3. Call Notice	5

4. Information on the matters to be examined and discussed at the 189th
Extraordinary General Meeting	6
Replacement of members of the Board of Directors	6
Replacement of a member of the Fiscal Council	7

Annexes (Anexos - only in Portuguese)
I - item 12.6 to 12.10 of CVM’s Reference Form (annex 24 to CVM’s Rule 480/2009)

Manual for participation in General Meetings 2/7

1.   Message from the Chairman of the Board of Directors

Dear Shareholder:

It is  with  immense  pleasure  that  I  present  to  you  this  Manual  for  Participation in the Annual General  Meeting  of  the  Companhia  Paranaense de  Energia  - Copel,  with general guidance  for  an  effective  participation  and  exercise  of  the  vote.

This manual  has  been  prepared  based  on  Copel's  Corporate  Governance  policy, which is  founded  on  transparency  and  equity.

The manual  aims  to  present,  in  a  clear  and  brief  way,  the  information related to  the Company’s Annual General  Meeting,  seeking  thereby  to  contribute  for  the understanding of  the  proposals  for  resolution  and  to  encourage  the  participation  of shareholders  in  the  events  of  the  annual  corporate  agenda  of  the  Company.

Copel’s 189th Extraordinary General Meeting (EGM) was called for February 9, 2015, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matters  to  be  presented  in  the  AGM  for  resolution  of  shareholders  are  described in the  Call  Notice  and  in  this  manual as well as the types of shares  granting  the  right  to  vote  on  the  item  of  the  agenda.  Given  the  current number of  Company  shareholders, this manual  seeks  to  encourage  and  enable participation in  the  General  Meetings.

Your participation is very  important,  considering that issues  relevant  to  the  Company are dealt  with  in  the  meetings.

Sincerely,

Luiz Fernando Leone Vianna

Executive Secretary of the

Board of Directors

Manual for participation in General Meetings 3/7

2.   Guidance for Participation in the General Meeting

Copel’s shareholders  may  take  part  in  the  General  Meeting  by  attending  the  meeting at the  Company’s  headquarters  and  voting,  or  by  appointing  a  proxy  to  represent them, as  described  below.

Attending Shareholder

The shareholder wishing  to  take  part  in  the  General  Meeting  shall  arrive  a few minutes before  the  time  indicated in the  Call  Notice  and  bear  the  following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder  who  is  not  able  to  attend  the  meeting  and  wishes  to  take  part  in the General Meeting may  appoint  a  proxy  with  powers  to  represent  him/her.

Pursuant to Article  126,  paragraph  1,  of  the  Brazilian  Corporation  Law  6,404/1976, the proxy  shall  be  a  shareholder,  lawyer  or  manager  of  the  Company  or  of  a financial institution/investment  fund.  The  proxy  shall  have  been  appointed  not more than  one  year  before  the  date  of  the  General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the  documents  mentioned  in  the  second  item  above  shall  be forwarded to  Copel’s  headquarters, Diretoria  de  Finanças e de Relações  com Investidores,  Departamento de Acionistas e Custódia, at  Rua  Coronel  Dulcício  nº  800  –  3 º andar, preferably  48  hours  prior  to  the  Meeting.

Holders of ADRs

The financial  depositary  institution  of  American  Depositary  Receipts  (ADRs)  in the United  States,  The  Bank  of New York  Mellon,  will  send  the  powers  of attorney to the  holders of ADRs,  so  that  they  exercise their voting  right  at  the General Meeting.

The participation  shall  take  place  through  Banco  Itaú,  representative  of  The Bank of  New  York  Mellon  in  Brazil.

Should there  be  any  doubt  concerning the General Meeting procedures and deadlines, please contact  the  Shareholders  and  Custody  Department  (Departamento de Acionistas e  Custódia)  at  the  telephone  number  (55  41)  3331-4269  or  through the e-mail  address  acionistas@copel.com.

Manual for participation in General Meetings 4/7

3.   Call Notice

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on February 9, 2015, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

1.   Replacement of members of the Board of Directors; and

2.   Replacement of a member of the Fiscal Council.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Extraordinary Shareholders’ Meeting shall be filed at the Company’s head office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, January 9, 2015

Luiz Fernando Leone Vianna

Executive Secretary of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, as of January 9, 2014, being also available on the Company’s website (www.copel.com).

Manual for participation in General Meetings 5/7

4.   Information on the matters to be examined and discussed at the 189th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

Replacement of members of the Board of Directors

Clarifications

Copel’s Board  of  Directors  is  a  decision-making  body,  composed of 7  (seven)  or  9  (nine)  members,  Brazilian,  shareholders,  residing  in  the country and  elected by the General Assembly, pursuant to the Brazilian Corporation  Law  (Law 6,404/76).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality  and for Trading  of  Securities issued by  Copel  itself,  set  forth  by  CVM Rule 358/2002,  through  which  they  undertake  to  comply  with  the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of BM&Fbovespa  - Securities, Commodities and Futures Exchange, in compliance with article 30 of the Company’s Bylaws.

Pursuant to the current legislation, the majority shareholder may appoint, at any time, new members to replace positions to which he is entitled to complete the mandate in full force.

Thus, the majority shareholder hereby appoints the following members to Copel’s Board of Directors to complete the 2013-2015 term of office:

•      Mr. Luiz Fernando Leone Vianna, as the Executive Secretary, as established in the Company’s Bylaws, in replacement of Mr. Lindolfo Zimmer;

•      Mr. Fernando Xavier Ferreira, as the Chairman, in replacement of Mr. Mauricio Schulman;

•      Mr. Mauro Ricardo Costa, as a member, in replacement of Mr. Luiz Eduardo da Veiga Sebastiani.

The other members of the Board of Directors (the member appointed by the minority shareholders, the member elected as the representative of the Company’s employees and the members appointed by BNDES) remain as members of the Board.

Annex I - item 12.6 to 12.10 of the Reference Form.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Manual for participation in General Meetings 6/7

Replacement of a member of the Fiscal Council

Clarifications

Copel’s Fiscal  Council  operates  on  a  permanent  basis  and  its  main  duties are overseeing the managers’ acts, examining  and  giving  an  opinion  on the Financial  Statements and reporting  its  conclusions to the  Company’s shareholders.

In accordance with the Brazilian Corporation Law (Law 6,404/1976), in order to take office, all members of the  Fiscal  Council  shall  sign a clearance certificate declaring that they are not impeded by  any  crimes  provided  for  by  law  from performing business activities, and  they  shall  also  execute  the  Investiture Instrument and the Instruments of Adhesion  to  the  Policies  for  Disclosure of Material Information and  Maintenance  of  Confidentiality and for  Trading  of Securities issued  by  Copel  itself,  set  forth  by  CVM  Rule  358/2002, through which  they  undertake  to  comply  with  the  rules  therein.

Copel’s Fiscal  Council  comprises five sitting  members  and  an  equal number of  alternates. Three sitting members and their respective alternates are appointed by the state of Paraná, which is the majority shareholder of the Company.

The majority shareholder hereby appoints Mr. George Hermann Rodolfo Tormin, as a sitting member of the Fiscal Council, in replacement of Mr. Nelson Leal Junior, to complete the 2014-2015 term of office.

The other members of the Fiscal Council (members elected by the minority shareholders) remain as members of the board.

Annex I - item 12.6 to 12.10 of the Reference Form.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Manual for participation in General Meetings 7/7

COMPANHIA PARANAENSE DE ENERGIA Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20 CVM Code: 1431-1

12. General Meeting and Management

12.6 / 8 – Members of the management and fiscal council and their professional experience

APPOINTED BY CONTROLLING SHAREHOLDER FOR THE BOARD OF DIRECTORS

Name	Age	Management body	Elected on	Term of office
Luiz Fernando Leone Vianna	62	Member of the Board of Executive Officers and Board of Directors	12/23/2014	BEO 2015/2017 BD 2013/2015
Individual Taxpayers’ ID (CPF)	Profession	Title	Date of investiture	Elected by controlling shareholder
201.576.659-68	Electric engineer and business administrator	33 – CEO and Board Member (sitting member)	01/01/2015	Yes
Other positions and duties performed at the company

Institutional Relations Officer (January to December/2002), cumulatively as Chief Executive Officer at Copel Geração; CEO at Copel Geração S.A. (May 1999 to December 2002); CEO’s Assistant (September 1998 to April 1999); Chief Operations Officer’s assistant (July 1997 to September 1998); Chief Operations Officer (July 1997 to July 1998); Operations and Maintenance Superintendent of Geração e Transmissão Leste (January 1995 to July 1997); Manager of the Power Plants Maintenance Department (April 1990 to January 1995); Manager of the Electric Maintenance Division of the Power Plants Maintenance Department (April 1985 to January 1990); Manager of the Hydroelectric Power Plant Gov. Bento Munhoz da Rocha Netto - Foz do Areia (June 1980 to April 1985); Manager of the Hydroelectric Power Plant Gov. Parigot de Souza (July 1979 to June 1980); Engineer of the Power Plant Maintenance Engineering Department (July 1978 to June 1979).

Professional experience / Statement of eventual convictions

Main activities performed:

Vice-Chairman of the Advisory Council at the Electricity Research Company – CONCEPE (June 2007 to date); Chairman of the Board of Directors at the Brazilian Association of Independent Producers of Electricity – APINE (2004 to date); Chairman and Board Member at the Electricity Sector Environment Forum – FMASE (2005 to date); Consultant at Vianna Consultoria Ltda. (2003 to 2004)

Education:

Mr. Vianna holds a bachelor’s degree in Business Administration from UFPR (1974); a bachelor’s degree in Electric Engineering from UFPR (1978); graduate studies in Supplies for Electric Equipment from UFPR (1992); specialization course in Maintenance of Hydroelectric Power Plants from ELETROBRAS (1982); a specialization course in Maintenance Management from ELETROBRAS (1984).

Other information

No criminal conviction

Name	Age	Management body	Elected on	Term of office
Mauro Ricardo Machado Costa	52	Member of the Board of Directors	12/23/2014	2013/2015
Individual Taxpayers’ ID (CPF)	Profession	Title	Date of investiture	Elected by controlling shareholder
266.821.251-00	Business administrator	27 – Independent Board Member (sitting member)		Yes
Other positions and duties performed at the company
No position held at the company
Professional experience / Statement of eventual convictions

Current duties:

Currently, Mr. Costa is the Municipal Treasury Secretary of Salvador.

Main activities performed:

Auditor of Brazilian Internal Revenue Service. Mr. Costa held positions as Treasury Secretary of the State of São Paulo (2007 to 2010) and Finance Secretary of the Municipal Government of São Paulo twice (from 2005 to 2006 and from 2011 to 2012). Amongst other projects, he was in charge of implementing the successful programs referred to as Nota Fiscal Paulista and Nota Fiscal Paulistana (São Paulo Bill of Sale), respectively. He was President of the National Health Foundation (FUNASA), the Health Ministry and of Companhia de Saneamento de Minas Gerais (COPASA) pertaining to the state government of Minas Gerais. Mr. Costa was Superintendent of the Free Economic Zone of Manaus (Suframa), linked to the Ministry of Development, Industry and Foreign Trade (1996 and 1999), besides holding other relevant positions at the federal government, Ministries of Treasury, Planning and Social Welfare.

Education:

Business Administrator with graduate studies in Public Administration from the Getúlio Vargas Foundation.

Other information

No criminal convictions

Date and time the document was completed: 13/1/2015 12:57:18

COMPANHIA PARANAENSE DE ENERGIA Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20 CVM Code: 1431-1

Name	Age	Management body	Elected on	Term of office
Fernando Xavier Ferreira	65	Member of the Board of Directors	12/23/2014	2013/2015
Individual Taxpayers’ ID (CPF)	Profession	Title	Date of investiture	Elected by controlling shareholder
142.144.239-68	Electric Engineer	20 – Chairman of the Board of Directors	12/23/2014	Yes
Other positions and duties performed at the company
No position held at the company
Professional experience / Statement of eventual convictions

Main activities performed:

Member of the Superior Strategic Board of the Federation of Industries of the State of São Paulo – FIESP; Member of the Board of Directors of João Paulo II Educational Center; Member of the Board of HC’s Friends Association; Member of the Board of Directors of several companies; Chief Executive Officer of Telecomunicações do Paraná S/A – TELEPAR; Brazilian Officer of Itaipu Binacional; Chief Executive Officer of Northern Telecom do Brasil; Executive Secretary of the Ministry of Communications; Chief Executive Officer of Telecomunicações Brasileiras S/A – TELEBRAS; Chief Executive Officer of Telefônica Group in Brazil.

Education:

Mr. Ferreira holds a bachelor’s degree in Electric Engineering (Telecommunications) from the Pontifical Catholic University of Rio de Janeiro in 1971. He attended the Management Training Course of the Business Administration School of Western Ontario University (Canada) in 1982.

Other information

No criminal conviction

APPOINTED BY CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL

Date and time the document was completed: 13/1/2015 12:57:18

COMPANHIA PARANAENSE DE ENERGIA Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20 CVM Code: 1431-1

Name	Age	Management body	Elected on	Term of office
George Hermann Rodolfo Tormin	54	Fiscal council	12/23/2014	2014/2015
Individual Taxpayers’ ID (CPF)	Profession	Title	Date of investiture	Elected by controlling shareholder
247.119.341-20	Civil engineer	43 – Fiscal council (sitting member) – elected by controlling shareholder	12/23/2014	Yes
Other positions and duties performed at the company
No position held at the company
Professional experience / Statement of eventual convictions

Currently, Mr. Tormin is the Treasury Sub-Secretary of Salvador

Professional experience: Auditor of Brazilian Internal Revenue Service, he held positions as Alternate Treasury Secretary of the State of São Paulo and Secretary of the Finance Department of the Municipal Government of São Paulo.

Chief Financial and Investor Relations Officer of Companhia de Saneamento de Minas Gerais (COPASA), Executive Officer of the National Health Foundation (FUNASA) and Alternate Operations and Projects Superintendent of the Free Economic Zone of Manaus (SUFRAMA).

Education: Civil Engineer from the Federal University of Rio de Janeiro

12.7 – Members of statutory committees and the audit, financial and compensation committees

Name	Type of committee	Title	Profession	Elected on	Term of office
Individual Taxpayers’ ID (CPF)	Description – other committees	Description – other positions held	Age	Date of investiture
Other positions and duties performed at the company

Carlos Homero Giacomini	Audit Committee	Chairman of the Committee	Pediatrician	02/14/2012	2011/2013
269.970.880-15		Independent Member of the Board of Directors – Elected by Controlling Shareholder.	56	02/14/2012
No position held at the company.

José Richa Filho	Audit Committee	Member of the Committee (sitting member)	Civil Engineer	05/06/2011	2011/2013
567.562.919-04		Independent Member of the Board of Directors – Elected by Controlling Shareholder.	47	05/06/2011
Member of the Board of Directors of Companhia Paranaense de Energia - Copel, reelected at the 56th Annual Shareholders’ Meeting held on April 28, 2011, for the 2009-2011 term of office.

Date and time the document was completed: 13/1/2015 12:57:18

COMPANHIA PARANAENSE DE ENERGIA Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20 CVM Code: 1431-1

12.9 – Marital relationship, common-law marriage or kinship up to second degree related to the administrators of the issuer and its subsidiaries and controlling shareholders

Name	Individual Taxpayers’ ID (CPF)	Corporate name of the issuer, subsidiary or controlling shareholder	Corporate Taxpayers’ ID (CNPJ)	Type of kinship with the administrator of the issuer or subsidiary
Title
Administrator of the issuer or subsidiary
José Richa Filho	567.562.919-04	Companhia Paranaense de Energia - COPEL	76.483.817/0001-20	Sibling (first degree – kinship)
Member of the Board of Directors
Related party
Carlos Alberto Richa	123.456.789-09	State of Paraná	76.416.890/0001-89
Governor of the State of Paraná
Notes

Date and time the document was completed: 13/1/2015 12:57:18

COMPANHIA PARANAENSE DE ENERGIA Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20 CVM Code: 1431-1

12.10 – Subordinate relations, rendering of services or control between administrators and subsidiaries, controlling shareholders and others

Over the past three years, there were no subordinate relations, rendering of services or control between the issuer’s administrators and subsidiary, directly or indirectly controlled by the issuer; issuer’s direct or indirect controlling shareholder.

Date and time the document was completed: 13/1/2015 12:57:18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 13, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.